Exhibit 99.1
  monday.com Ltd.
6 Yitzhak Sadeh St.
Tel Aviv-Yafo 6777506, Israel

June 26, 2023

Dear Shareholder,

You are cordially invited to attend the Annual General Meeting (the "Meeting") of the shareholders of monday.com Ltd. (the "Company"), to be held at 6:00 p.m., Israel time, on July 31, 2023, at the Company's offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel.

The Company's notice of the Meeting and the proxy statement ("Proxy Statement") appearing on the following pages describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on June 22, 2023 are entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. The Company's board of directors recommends a vote "FOR" the matters set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours,
/s/ Jeff Horing, Chair of the Board of Directors

monday.com Ltd.
6 Yitzhak Sadeh St.
Tel Aviv-Yafo 6777506, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting") of monday.com Ltd. (the "Company," "we" or "our") will be held at 6:00 p.m., Israel time, on July 31, 2023, at the Company's offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel, for the following purposes:

1.
to re-elect Mr. Eran Zinman and Mr. Aviad Eyal as Class II directors, to serve until the Company's annual general meeting of shareholders in 2026, and until their successors are duly elected and qualified; and

2.
to re-appoint Brightman, Almagor and Zahar, a member firm of Deloitte Touche Tohmatsu Limited, as our independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Company's board of directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering and voting on the foregoing proposals, members of the Company's management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2022.

Our board of directors unanimously recommends that you vote "FOR" each of the above proposals, which are described in the accompanying proxy statement.

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Shareholders of record at the close of business on June 22, 2023 are entitled to vote at the Meeting.

A proxy statement describing the matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on the matter will be available on or about June 26, 2023, to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the SEC under cover of Form 6-K and will be available at https://ir.monday.com/ and on the SEC's website at www.sec.gov. Proxies must be submitted to Broadridge Financial Solutions ("Broadridge") no later than 11:59 p.m. ET on July 30, 2023, or to our offices no later than 8:00 a.m. (Israel time) on July 31, 2023. Shareholders who hold their shares in "street name," meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder. You should follow the directions provided by your bank, broker or other nominee regarding how to instruct them to vote your shares.

Tel-Aviv, Israel	By Order of the Board of Directors,
June 26, 2023	/s/ Jeff Horing,
Chair of the Board of Directors

monday.com Ltd.
6 Yitzhak Sadeh St.
Tel Aviv-Yafo 6777506, Israel

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of ordinary shares, no par value ("Shares"), of monday.com Ltd. ("Company," "we" or "our") in connection with the solicitation of proxies on behalf of the board of directors of the Company ("Board of Directors") for use at the Annual General Meeting of shareholders ("Meeting") to be held at 6:00 p.m., Israel time, on July 31, 2023, at the Company's offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel, or at any adjournments or postponements thereof, pursuant to the accompanying notice of meeting ("Notice").

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.
to re-elect Mr. Eran Zinman and Mr. Aviad Eyal as Class II directors, to serve until the Company's annual general meeting of shareholders in 2026, and until their successors are duly elected and qualified; and

2.
to re-appoint Brightman, Almagor and Zohar, a member firm of Deloitte Touche Tohmatsu Limited, as our independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing proposals ("Proposals"), the Company's shareholders will have the opportunity to hear from representatives of the Company's management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2022.

Board Recommendation

Our Board of Directors unanimously recommends that you vote "FOR" each of the above Proposals, which are described below.

Record Date

Only shareholders of record at the close of business on June 22, 2023, the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting and any adjournments or postponements thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. As of May 31, 2023, the Company had outstanding 48,277,499 Shares, each of which is entitled to one vote on each of the matters being voted on at the Meeting.

Quorum and Adjournment

              Pursuant to our amended and restated articles of association, the quorum required for general meetings of shareholders must consist of at least two shareholders present in person or by proxy (including by voting deed) holding not less than 25% of our voting rights. A meeting adjourned for lack of a quorum will generally be adjourned to the same day of the following week at the same time and place, or to such other day, time or place as indicated by our Board of Directors if so specified in the notice of the meeting. At the reconvened meeting, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Pursuant to our amended and restated articles of association, holders of our Shares have one vote for each Share held on all matters submitted to a vote before the shareholders at a general meeting.

Abstentions and "broker non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A "broker non-vote" occurs when a bank, broker or other holder of record holding shares for a beneficial owner is present in person or by proxy at the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Banks, brokers or other nominees that hold shares in "street name" for clients typically have authority to vote on "routine" proposals even when they have not received instructions from beneficial owners. However, absent specific instructions from the beneficial owner of the shares, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. Proposal No. 1, the re-election of our Class II directors, is considered to be non- routine, and Proposal No. 2, the re-appointment of independent auditors and authorization of the Board of Directors to fix their remuneration is considered to be routine. Thus, if you hold your Shares in "street name" and do not provide your bank, broker or other nominee with specific instructions regarding how to vote on Proposal No. 1, your bank, broker or other nominee will not be permitted to vote your Shares on the Proposal, resulting in a "broker non-vote." Therefore, it is important for a shareholder that holds Shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its Shares, if the shareholder wants its Shares to count for all Proposals.

Required Vote

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote "FOR" or "AGAINST" a matter.

On each matter submitted to the shareholders for consideration at the Meeting, only Shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Voting Procedures

Registered Shareholders

Shareholders registered in the Company's shareholders register ("Registered Shareholders") may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company's offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Beneficial Owners

Shareholders who hold their Shares in "street name" meaning in the name of a bank, broker or other nominee, through Cede & Co., referred to as beneficial owners, must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder, together with a proof that such record holder held the Shares on the record date. If you are a beneficial owner whose Shares are held through a bank, broker or other nominee, you should follow the directions provided by your bank, broker or other nominee regarding how to instruct them to vote your Shares. It is important for a shareholder that holds Shares through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote if the shareholder wants its Shares to be voted on the Proposals.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal (although, as described under "Quorum and Adjournment" above, they will be counted for the purpose of determining a quorum).

Revocation of Proxies

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if such Shareholders are the record holders of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares).

Meeting Agenda

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder ("Companies Law"), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company's offices, c/o Ms. Shiran Nawi, Chief People and Legal Officer, at 6 Yitzhak Sadeh St., Tel Aviv, Israel, no later than July 3, 2023. To the extent that there are any additional agenda items that the Board of Directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than July 10, 2023, which will be furnished to the SEC on Form 6-K, and will be made available to the public at https://ir.monday.com/ and on the SEC's website at http://www.sec.gov.

Voting Results

The final voting results will be tallied by the Company's Chief People and Legal Officer and Secretary based on the information provided by Broadridge Financial Solutions ("Broadridge") or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC and will be made available to the public at https://ir.monday.com/.

Proxy Solicitation

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be made available to shareholders on or about June 26, 2023 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

Proxies must be submitted to Broadridge no later than 11:59 p.m. ET on July 30, 2023, or to our offices at 6 Yitzhak Sadeh St., Tel Aviv, Israel, to the attention of Ms. Shiran Nawi, Chief People and Legal Officer, no later than 8:00 a.m. (Israel time) on July 31, 2023. Proxies delivered to the Company or to Broadridge following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at https://ir.monday.com. The contents of that website are not a part of this Proxy Statement.

BENEFICIAL OWNERSHIP OF SECURITIES

BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

             The following table sets forth certain information regarding the beneficial ownership of our Shares, as of May 31, 2023, by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding Shares;

•	each of our directors and executive officers; and

•	all of our executive officers and directors as a group.

Beneficial ownership of Shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on 48,277,499 Shares outstanding as of May 31, 2023 and includes the number of Shares underlying options and warrants that are exercisable within 60 days from the date of May 31, 2023. Shares subject to these options and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their Shares. Neither our principal shareholders nor our directors and executive officers have different or special voting rights with respect to their Shares. Unless otherwise noted below, the address of each shareholder listed below is 6 Yitzhak Sadeh St., Tel Aviv-Yafo 6777506, Israel.

Principal Shareholders	Number of Shares	Percentage

Insight Partners (1)	13,721,287	28.4%
Sonnipe Limited (2)	4,246,368	8.8%

Directors and Executive Officers
Roy Mann (3)	5,679,224	11.8%
Eran Zinman (4)	2,229,850	4.6%
Eliran Glazer (5)	31,880	*
Daniel Lereya (6)	86,492	*
Yoni Osherov (7)	74,410	*
Shiran Nawi (8)	50,775	*
Avishai Abrahami (9)	960,120	2.0%
Aviad Eyal (10)	260,184	*
Jeff Horing (11)	1,192	*
Ronen Faier (12)	795	*
Gili lohan (13)	795	*
All directors and executive officers as group (11 persons)	9,375,717	19.4%

* Less than 1%

(1)
Based on the Schedule 13G filed by Insight Venture Partners IX, L.P. with the SEC on February 14, 2023, includes: (i) 5,530,268 ordinary shares held of record by Insight Venture Partners IX, L.P. ("Insight IX LP"), (ii) 110,517 ordinary shares held of record by Insight Venture Partners IX (Co-Investors), L.P. ("Insight Co- Investors"), (iii) 2,748,012 ordinary shares held of record by Insight Venture Partners (Cayman) IX, L.P. ("Insight Cayman"), (iv) 585,860 ordinary shares held of record by Insight Venture Partners (Delaware) IX, L.P. ("Insight Delaware"), (v) 379,038 ordinary shares held of record by Grace Software Cross Fund Holdings, L.P. ("Grace") and (vi) 4,367,592 ordinary shares held of record by IG Aggregator, L.P. ("IGA"). Insight Holdings Group, LLC ("Holdings") is the sole shareholder of each of Insight Venture Associates IX, Ltd. ("IVA IX Ltd."), Insight Venture Associates X, Ltd. ("IVAX Ltd.") and Insight Associates XI, Ltd. ("IA XI Ltd."). IVA IX Ltd. is the general partner of Insight Venture Associates IX, L.P. ("IVA IX LP"), which is the general partner of Insight IX, LP, Insight Cayman, Insight Delaware and Insight Co-Investors (collectively "Fund IX"). IVAX Ltd. is the general partner of Insight Venture Associates X, L.P. ("IVAX LP"), which is the general partner of IGA. IA XI Ltd. is the general partner of Insight Associates XI, L.P. ("IA XI LP"), which is the manager of Grace Software Holdings II GP, LLC ("Grace LLC"). Grace LLC is the general partner of Grace Software Cross Fund Holdings, L.P. ("Grace LP"). The address of Insight Venture Partners IX, L.P. is 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.

(2)
Based on the Schedule 13G filed by Sonnipe Limited. with the SEC on January 30, 2023, includes: 4,246,368 Ordinary Shares held of record by Sonnipe Limited. The address for this entity is Clinch's House, Lord St, Douglas, Isle of Man, IM99 1RZ.

(3)	Consists of (i) 5,661,691 ordinary shares held of record by Roy Mann and (ii) 17,533 ordinary shares subject to options held by Roy Mann that are exercisable within 60 days of May 31, 2023.

(4)	Consists of (i) 2,212,317 ordinary shares held of record by Eran Zinman and (ii) 17,533 ordinary shares subject to options held by Eran Zinman that are exercisable within 60 days of May 31, 2023.

(5)	Consists of (i) 2,100 ordinary shares held of record by Eliran Glazer, and (ii) 29,780 ordinary shares subject to options held by Eliran Glazer that are exercisable within 60 days of May 31, 2023.

(6)	Consists of (i) 1,839 ordinary shares held of record by Daniel Lereya, and (ii) 84,653 ordinary shares subject to options held by Daniel Lereya that are exercisable within 60 days of May 31, 2023.

(7)	Consists of (i) 2,003 ordinary shares held of record by Yoni Osherov, and (ii) 72,407 ordinary shares subject to options held by Yoni Osherov that are exercisable within 60 days of May 31, 2023.

(8)	Consists of (i) 1,288 ordinary shares held of record by Shiran Nawi,,and (ii) 49,487 ordinary shares subject to options held by Shiran Nawi that are exercisable within 60 days of May 31, 2023.

(9)	Consists of (i) 360,620 ordinary shares held of record by Avishai Abrahami, (ii) 99,500 ordinary shares subject to options held by Avishai Abrahami that are exercisable within 60 days of May 31, 2023, and (iii) 500,000 ordinary shares held of record by Wix.com Ltd. Mr. Abrahami is the Chief Executive Officer and Co- Founder of Wix.com Ltd. and may therefore be deemed to be the indirect beneficial owner of the ordinary shares owned directly by Wix.com Ltd.

(10)	Consists of 260,184 ordinary shares held of record by Aviad Eyal.

(11)	Consists of 1,192 ordinary shares held of record by Jeff Horing.

(12)	Consists of 795 ordinary shares held of record by Ronen Faier.

(13)	Consists of 795 ordinary shares held of record by Gili lohan.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during 2022 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 14, 2023 (the "Annual Report"), a copy of which is available on our website at https://ir.monday.com.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE

Our culture is why we win. Our culture is more than a catchphrase or a poster on a wall. It is what we do. It is how we act. Our culture is the 'monday.com way.'

•
Transparency and Trust. Transparency, data accessibility, and trust allow us to reduce complexity, ensure that we are all working towards the same goal, and increase accountability and ownership. Transparency is a tool that helps us harness our collective intelligence and eliminate politics and bureaucracy.

•
Customer-Centricity. We have achieved leading benchmarks for customer service, answering tickets at faster-than- industry-average response times. We prioritize customer satisfaction over our potential short-term gains, and we believe that when our customers win, we win.

•
Product-first. We believe that a product should work for the customer and not the other way around. Every feature is designed to be intuitive and accessible, as evidenced by the fact that more than 70% of our customers work in traditionally non-tech industries.

•
Ownership and Impact. We empower our employees to make their own decisions so that they can maximize their impact. We believe autonomy allows our employees to move faster, be more efficient and learn from their own mistakes.Speed and Execution. Speed is the key to success in everything we do. We constantly push ourselves to learn fast, gain a first-mover advantage and deliver quickly. As we continue to scale, our ability to execute and adapt quickly will continue to give us a competitive edge.

•
lnclusivity. Diversity, belonging, and inclusion are rooted in the core of our Company. We celebrate individuality together as a team. We have embedded inclusivity not only within the Company's values, but also within the platform, providing a user experience open to everyone.

Environmental, Social and Governance ("ESG"). ESG matters are of the utmost importance to who we are as a Company, and we are committed to applying the 'monday.com way' to meet the challenges and opportunities that arise within the ESG space. To this extent we have a dedicated ESG committee of the Board of Directors that is charged in overseeing our ESG efforts. We also have a dedicated website https://monday.com/p/ESG, where we highlight and share our ongoing ESG projects. Additionally, we published our ESG report for the fiscal year 2022 on this website, which provides a deep dive into our ESG philosophy and framework. The contents of our website and the ESG report are not a part of this Proxy Statement.

For more information regarding our Board of Directors, its committees, our corporate governance practices and the Board diversity matrix required by Nasdaq rules, see Items 6.A. and 6.C. "Directors, Senior Management and Employees-Board Practices" of our Annual Report.

.
PROPOSAL NO. 1
RE-ELECTION OF OUR CLASS II DIRECTORS

Background

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election. Prior to June 2023, two of our directors, Ms. Gili lohan and Mr. Ronen Faier, served as external directors, as such term is defined under the Companies Law, and accordingly were not previously assigned to a specific class within our staggered Board structure.

On June 25, 2023, our Board of Directors resolved to adopt the corporate governance exemption set forth in Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000 (the "Regulation") after determining that the Company complies with the requirements as to director independence and audit committee and compensation committee composition of The Nasdaq Stock Market LLC ("Nasdaq") and its listing standards, which rules are applicable to domestic U.S. companies. Accordingly, upon adoption of the exemption in accordance with the Regulation, we are exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Companies Law. The terms of office for each of the Company's former external directors, Ms. Gili lohan and Mr. Ronen Faier, will expire, pursuant to the Regulation, in 2024, and the Board decided to assign Ms. lohan and Mr. Faier to Class I prior to the expiration of their term such that Ms. lohan and Mr. Faier will be subject to re-election as independent directors at our annual general meeting of shareholders to be held in 2025.

         As a result of the foregoing, our directors are divided among the three classes as follows:

                       •  the Class I directors are Roy Mann, Gili lohan and Ronen Faier and their terms will expire at our annual general meeting of shareholders to be held in 2025;
                       •  the Class II directors are Eran Zinman and Aviad Eyal; and
                       •  the Class Ill directors are Avishai Abrahami and Jeff Horing, and their terms will expire at our annual general meeting of shareholders to be held in 2024.

At the Meeting, shareholders will be asked to re-elect Eran Zinman and Aviad Eyal. Eran Zinman is a Co-Founder of the Company and serves as our Co-CEO. Aviad Eyal serves on our Audit, Compensation, Environmental, Social and Governance and Nominating Committees.

If re-elected at the Meeting, Eran Zinman and Aviad Eyal will serve until the 2026 annual general meeting of shareholders, and until their successors have been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, Eran Zinman and Aviad Eyal have certified to us that they meet all the requirements of the Companies Law for election as a director of a public company, and possesses the necessary qualifications and have sufficient time to fulfill their duties as a director of monday.com, taking into account the size and special needs of monday.com.

During 2022, Eran Zinman attended 100% of the meetings of our Board of Directors and its committees on which he served, and Aviad Eyal attended 100% of the meetings of our Board of Directors and its committees on which he served.

The Nominating Committee of our Board of Directors recommended that Eran Zinman and Aviad Eyal be re-elected at the Meeting as Class II directors for a term to expire at the 2026 annual general meeting of shareholders, and until their successors has been duly elected and qualified, or until their office is vacated in accordance with our articles of association or the Companies Law. Our Board of Directors approved this recommendation.

Biographical information concerning Eran Zinman and Aviad Eyal is set forth below:

Eran Zinman is our Co-Founder and has served as our Co-Chief Executive Officer since November 2020 after having served as our Chief Technology Officer between 2012 and 2020. Mr. Zinman has also served as a member  of our board of directors since March 2018. Mr. Zinman previously served as the Research and Development Manager at the founding team of Conduit Mobile (now Como) at Conduit Ltd. from 2010 to 2012. Mr. Zinman is the Co-Founder of Othersay and served as its Chief Executive Officer from 2009 to 2010. Mr. Zinman holds a B.Sc. in Computer Science and Electrical Engineering from Tel Aviv University, Israel.

Aviad Eyal has served as a member of our board of directors since June 2014. Mr. Eyal is the Co-Founder of Entree Capital and has served as its Managing Partner since 2009.Prior to that, Mr. Eyal co-founded and built a number of successful startups over a span of 18 years. Mr. Eyal currently serves on the board of directors of several privately held companies, including Broadlume Inc. since 2019; BlueWhite Robotics Ltd. since 2019 and Rivery Ltd. since 2021. He has also served on the board of directors of Prospa Group Ltd. (ASX:PGL) since 2012. Mr. Eyal holds a B.Sc. Engineering degree from the University of Natal, South Africa. Mr. Eyal was selected to the Forbes Europe Midas list of top 25 VCs for the past four years.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that each of Eran Zinman and Aviad Eyal be re-elected as a Class II director, to serve until the 2026 annual general meeting of shareholders and until their successors have been duly elected and qualified, or until their office is vacated in accordance with the Company's Articles of Association or the Companies Law."

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

PROPOSAL NO. 2
RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION

Background

         Our audit committee and Board of Directors have approved the appointment of Brightman, Almagor and Zohar, a member firm of Deloitte Touche Tohmatsu Limited, as our independent registered public accountants for the year ending December 31, 2023, subject to the approval of our shareholders.

         The following table sets forth the total fees that were paid by the Company and its subsidiaries to the Company's independent auditors, Brightman, Almagor and Zohar, a member firm of Deloitte Touche Tohmatsu Limited, in each of the previous two fiscal years:

	2022	2021
	(in thousands)

Audit fees (1)	$650	$450
Audit-related fees (2)	--	800
Tax fees (3)	99	124
Total	$749	$1,374

(1)
"Audit fees" consist of professional services provided in connection with the audit of our annual consolidated financial statements and the review of our unaudited quarterly consolidated financial statements.

(2)	"Audit-related fees" consist of services in connection with our Initial Public Offering.

(3)
''Tax fees" consist of fees for professional services for tax compliance, tax advice, and tax audits. These services include consultation on tax matters and assistance regarding federal, state, and international tax compliance.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to ensure that such engagements do not impair the independence of our auditors, the audit committee pre-approves each type of audit, audit-related, tax and other permitted services, subject to the ability of the audit committee to delegate certain pre-approval authority to one or more of its members. All audit and non-audit services provided by our auditors in 2022 and 2021 were approved in accordance with our policy.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

 "RESOLVED, to re-appoint Brightman, Almagor and Zohar, a member firm of Deloitte Touche Tohmatsu Limited, as the Company's independent registered public accounting firm for the year ending December 31, 2023 and until the next  annual general meeting of shareholders, and to authorize the Company's Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services."

The Board of Directors unanimously recommends a vote FOR approval of the foregoing resolution.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2022. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2022, is available for viewing and downloading on the SEC's website at www.sec.gov as well as on the "Investor Relations" section of our Company's website at https://ir.monday.com.

OTHER BUSINESS

The Board of Directors is not aware of any other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the proxy card provided herewith and return it in the enclosed envelope, so that it is received by Broadridge no later than 11:59 p.m. ET on July 30, 2023. Alternatively, you may vote by telephone or over the Internet in accordance with the instructions on your proxy card.

ADDITIONAL INFORMATION

The Company's filings with the SEC, including information regarding the Company's quarterly business and financial results, are available for viewing and downloading on the SEC's website at www.sec.gov, as well as under the Investor Relations section of the Company's website at https://ir.monday.com. Shareholders may download a copy of these documents without charge at https://ir.monday.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Tel-Aviv, Israel	By Order of the Board of Directors,
June 26, 2023	/s/ Jeff Horing,
Chair of the Board of Directors